SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

The ODP Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

88337F105
(CUSIP Number)

Eleazer Klein, Esq. Marc Weingarten, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2021
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

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The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88337F105	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON HG Vora Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.7%
14	TYPE OF REPORTING PERSON IA, OO (Delaware limited liability company)

CUSIP No. 88337F105	SCHEDULE 13D/A	Page 3 of 5 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 30, 2021, the Reporting Person and the Issuer entered into a First Amendment to the Agreement (the “Amendment”). Among other things, the Amendment:

•	extends the term of the Agreement to the earlier of (i) the date that is 14 days prior to the first date on which shareholders are permitted under the Issuer’s bylaws to submit director nominations for the 2023 annual meeting of the shareholders of the Company (the “2023 Annual Meeting”) and (ii) December 31, 2022, subject to an immediate termination of the Agreement if the Reporting Person (together with any affiliates of the Reporting Person) ceases to own at least the Company Ownership Level Minimum;

•	requires during the term of the Agreement that, except in the event the Reporting Person (together with any affiliates of the Reporting Person) ceases to satisfy the Company Ownership Level Minimum or the Reporting Person has materially breached the Agreement and failed to cure such breach within five business days of notice thereof, the Board nominate the HG Vora Designee for election as one of the directors of the Issuer at the 2022 Annual Meeting (as one of a total of not more than 10 candidates (or nine candidates following the effectiveness of the resignation of Francesca Ruiz de Luzuriaga from the Board or, if greater (to the extent the Board size is increased as permitted by the Agreement), the number of candidates equal to the size of the Board as of immediately prior to the 2022 Annual Meeting) for election to the Board at the 2022 Annual Meeting);

•	prohibits any increase in the size of the Board to more than 10 directors (or nine directors following the effectiveness of the resignation of Francesca Ruiz de Luzuriaga from the Board) during the term of the Agreement, except (A) in the event the Reporting Person (together with any affiliates of the Reporting Person) ceases to satisfy the Company Ownership Level Minimum or the Reporting Person has materially breached the Agreement and failed to cure such breach within five business days of notice thereof, (B) prior to the consummation or abandonment of the previously announced spin-off of a business division of the Company, to the extent necessary or reasonably advisable (as determined in good faith by the Board) in connection with the implementation of such spin-off or (C) to the extent reasonably advisable (as determined in good faith by the Board) in connection with any bona fide settlement or cooperation agreement relating to any actual or threatened contested solicitation of proxies or consents to vote for the election of directors; and

CUSIP No. 88337F105	SCHEDULE 13D/A	Page 4 of 5 Pages

•	requires that the HG Vora Designee must offer to resign from the Board on December 31, 2022 or, if earlier, if (a) the Reporting Person (together with any affiliates of the Reporting Person) ceases to satisfy the Company Ownership Level Minimum, (b) the Reporting Person otherwise ceases to comply with or breaches any material provision of the Agreement or (c) the Reporting Person submits a notice of director nominations in connection with the 2023 Annual Meeting.

The foregoing description of the Amendment is qualified in its entirety by reference to the full text of the Amendment, which is incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed with the Securities and Exchange Commission on December 30, 2021.

As previously disclosed, on January 26, 2021, prior to his appointment to the Board, Mr. Dunlop executed and delivered to the Board an irrevocable resignation effective upon the earliest of (i) such time as the Reporting Person (together with any affiliates of the Reporting Person) ceases to satisfy the Company Ownership Level Minimum, (ii) such time as the Reporting Person otherwise ceases to comply with or breaches any material provision of the Agreement, (iii) such time as the Reporting Person submits a notice of director nominations in connection with the 2022 Annual Meeting and (iv) December 31, 2021 (the “Prior Irrevocable Resignation”). In connection with the execution of the Amendment, on December 30, 2021, Mr. Dunlop executed and submitted to the Board an irrevocable resignation effective upon the earliest of (i) such time as the Reporting Person (together with any affiliates of the Reporting Person) ceases to satisfy the Company Ownership Level Minimum, (ii) such time as the Reporting Person otherwise ceases to comply with or breaches any material provision of the Agreement, (iii) such time as the Reporting Person submits a notice of director nominations in connection with the 2023 Annual Meeting and (iv) December 31, 2022 (the “Irrevocable Resignation”). The Board agreed that, effective December 31, 2021, the Irrevocable Resignation superseded the Prior Irrevocable Resignation and the Prior Irrevocable Resignation became void and of no further force or effect.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 (a) and (b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2.

1. Manager – 5,000,000 shares of common stock, which represents 9.7% of the Issuer’s outstanding Common Stock.

All percentages set forth in this Schedule 13D are based upon the Issuer’s 51,573,323 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 3, 2021.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 2:	First Amendment to the Corporation Agreement, by and among HG Vora Capital Management, LLC and The ODP Corporation, dated December 30, 2021, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed with the Securities and Exchange Commission on January 3, 2022.

CUSIP No. 88337F105	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2022

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Manager